# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rush Street Interactive, Inc., CIK 0001793659
CUSIP: 233253103
Title of class of securities: Class A Common Stock and Class V Common Stock
Address of issuer's principal executive offices: 900 North Michigan Avenue, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 05/05/2026
Filed by CIK 0001373161
Persons authorized to receive notices and communications: Neil G. Bluhm, Richard Schwartz, 900 N. Michigan Avenue Suite 1600, Chicago, Illinois (IL), 60611, (312) 915-1086

## Reporting persons
- BLUHM NEIL (CIK 0001373161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 100,085,274; shared voting power 0; sole dispositive power 100,085,274; shared dispositive power 0; aggregate amount beneficially owned 100,085,274 (77% of the class)
  Comment: Note to rows 7, 9 and 11: Represents (i) 1,527,334 shares of Class V Common Stock held of record by the NGB 2016 Revocable Trust, for which Mr. Bluhm is the beneficial owner, (ii) 96,399,630 shares of Class V Common Stock held of record by the NGB 2013 Grandchildren's Dynasty Trust, for which Mr. Bluhm may be deemed to be a beneficial owner, (iii) 1,362,663 shares of Class V Common Stock held of record by Rush Street Interactive GP, LLC, for which Mr. Bluhm may be deemed to be a beneficial owner, (iv) 631,730 shares of Class A Common Stock held of record by the NGB 2016 Revocable Trust, for which Mr. Bluhm is the beneficial owner, and (v) 36,688 restricted stock units that will vest within 60 days and 127,229 stock options that have vested or will vest and be exercisable within 60 days, held of record by Mr. Bluhm.
  
  Note to row 13: The percent of class represented by amount in Row (11) is 77% of Class V Common Stock and less than 1% of Class A Common Stock. Based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026, as of April 28, 2026 there were 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock of the Issuer outstanding.
- NGB 2016 REVOCABLE TRUST: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 2,159,064; shared voting power 0; sole dispositive power 2,159,064; shared dispositive power 0; aggregate amount beneficially owned 2,159,064 (1.2% of the class)
  Comment: Note to rows 7, 9 and 11: Represents (i) 1,527,334 shares of Class V Common Stock held of record by the NGB 2016 Revocable Trust, and (ii) 631,730 shares of Class A Common Stock held of record by the NGB 2016 Revocable Trust. Mr. Bluhm is the sole trustee of the NGB 2016 Revocable Trust and the beneficial owner of shares held by the Trust.
  
  Note to row 13: The percent of class represented by amount in Row (11) is 1.2% of Class V Common Stock and less than 1% of Class A Common Stock. Based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026, as of April 28, 2026 there were 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock of the Issuer outstanding.
- NGB 2013 Grandchildren's Dynasty Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 96,399,630; shared voting power 0; sole dispositive power 96,399,630; shared dispositive power 0; aggregate amount beneficially owned 96,399,630 (74.8% of the class)
  Comment: Note to rows 7, 9 and 11: Mr. Bluhm may be deemed to be a beneficial owner of the shares held by the NGB 2013 Grandchildren's Dynasty Trust. Mr. Bluhm is a trustee of the Trust.
  
  Note to row 13: The percent of class represented by amount in Row (11) is 74.8% of Class V Common Stock. The percent of class represented by amount in Row (11) is 1.2% of Class V Common Stock and less than 1% of Class A Common Stock. Based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026, as of April 28, 2026 there were 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock of the Issuer outstanding.
- Rush Street Interactive GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 1,362,663; shared voting power 0; sole dispositive power 1,362,663; shared dispositive power 0; aggregate amount beneficially owned 1,362,663 (1.1% of the class)
  Comment: Note to rows 7, 9 and 11: Mr. Bluhm may be deemed to be a beneficial owner of the shares held by Rush Street Interactive GP, LLC. Mr. Bluhm is a manager of and controls 81% of the voting units in Rush Street Interactive GP, LLC.
  
  Note to row 13: The percent of class represented by amount in Row (11) is 1.1% of Class V Common Stock. Based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026, as of April 28, 2026 there were 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock of the Issuer outstanding.
- Richard Schwartz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,767,838; shared voting power 0; sole dispositive power 7,767,838; shared dispositive power 0; aggregate amount beneficially owned 7,767,838 (5.1% of the class)
  Comment: Note to rows 7, 9 and 11: Represents (i) 6,576,189 shares of Class V Common Stock held of record and (ii) 1,191,649 stock options that have vested or will vest and be exercisable within 60 days.
  
  Note to row 13: The percent of class represented by amount in Row (11) is 5.1% of Class V Common Stock and 1.1% of Class A Common Stock. Based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026, as of April 28, 2026 there were 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock of the Issuer outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock and Class V Common Stock
Name of issuer: Rush Street Interactive, Inc.
Address of issuer's principal executive offices: 900 North Michigan Avenue, Chicago, Illinois (IL), 60611
Comment:
This Amendment relates to the Class V Common Stock, par value $0.0001 per share ("Class V Common Stock") and Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Rush Street Interactive, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 900 N. Michigan Ave, Suite 950, Chicago, IL 60611.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D ("Amendment") relates to the Class V Common Stock and Class A Common Stock of Rush Street Interactive, Inc. (the "Issuer"). This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on January 8, 2021, as amended by Amendment No. 1 filed on March 2, 2023 ("Amendment No. 1" and collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4. Otherwise, there have been no changes to Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership in this Amendment is based on an aggregate of 103,800,112 shares of Class A Common Stock and 128,899,014 shares of Class V Common Stock outstanding as of April 28, 2026, based on the Form 10-Q filed for the fiscal quarter ended March 31, 2026 of the Issuer. Holders of the Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer's board as a single class.

The aggregate number of shares of Class V Common Stock and Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

The Revocable Trust is the direct beneficial owner of 1,527,334 shares of Class V Common Stock and 631,730 shares of Class A Common Stock. Neil G. Bluhm is the sole trustee and sole beneficiary of the Revocable Trust.

The Dynasty Trust is the direct beneficial owner of 96,399,630 shares of Class V Common Stock. Neil G. Bluhm is a trustee of the Dynasty Trust.

Rush Street Interactive GP is the direct beneficial owner of 1,362,663 shares of Class V Common Stock. Rush Street Interactive GP is managed by a board of managers consisting of Neil G. Bluhm, Andrew G. Bluhm, and Gregory A. Carlin. Neil G. Bluhm, through his control over 81% of the units of Rush Street Interactive GP, possesses the ability to appoint the managers to the board of managers. As a result, Neil G. Bluhm may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by Rush Street Interactive GP. Neil G. Bluhm disclaims beneficial ownership of the securities held by the Rush Street Interactive GP, except to the extent of his pecuniary interest in such securities.

Neil Bluhm is the direct beneficial owner of 163,917 shares of Class A Common Stock based on 36,688 restricted stock units that will vest within 60 days and 127,229 stock options that have vested or will vest and be exercisable within 60 days.

Richard Schwartz is the direct beneficial owner of 6,576,189 shares of Class V Common Stock and 1,191,649 shares of Class A Common Stock based on stock options that have vested.

As described in Item 2 of Amendment No. 1, by virtue of Richard Schwartz, Neil G. Bluhm and the Dynasty Trust being a party to the Voting Agreement, such Reporting Persons may be deemed to be a member of a "group", as defined in Rule 13d-5 of the Exchange Act, and each of the Reporting Persons may be deemed to beneficially own the shares of Class V Common Stock and Class A Common Stock beneficially owned by each other solely for such purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The response to Item 6 of this Amendment is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class V Common Stock or Class A Common Stock, as applicable, of the Issuer reported by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Secondary Offering

On May 5, 2026, in connection with a registered public secondary offering in the United States (the "Public Offering"), the Reporting Persons entered into an Underwriting Agreement (the "Underwriting Agreement") by and among the Issuer, the selling stockholders (including the Reporting Persons) named in Exhibit D thereto (the "Selling Stockholders") and Wells Fargo Securities, LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters (the "Representatives") named in Exhibit A thereto (together, the "Underwriters") for the sale by the Selling Stockholders of 11,500,000 shares of Class A Common Stock to the Underwriters sold at a price of $26.00 per share, or $249,600,000 in proceeds to the Selling Stockholders before expenses. The closing of the sale of the Class A Common Stock by the Selling Stockholders to the Underwriters pursuant to the Underwriting Agreement occurred on May 7, 2026.

Subject to the completion of the Public Offering and pursuant to the Underwriting Agreement, the Issuer repurchased 1,153,846 shares of Class A Common Stock from the Underwriters at a price per share equal to the price per share paid by the Underwriters to the Selling Stockholders in the Public Offering.

In connection with the execution of the Underwriting Agreement, the Selling Stockholders agreed, subject to certain exceptions, not to offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, enter into any swap or other similar agreement, arrangement or transaction, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Issuer's securities that are substantially similar to the securities offered in the Public Offering, without the prior written consent of the Representatives on behalf of the Underwriters, for a period of 180 days ending on November 1, 2026.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is included as an exhibit to this Amendment No. 2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

The following document is filed as an exhibit to this Schedule 13D:

Underwriting Agreement, dated May 5, 2026, by and among Rush Street Interactive, Inc., the selling shareholders named therein and Wells Fargo Securities, LLC and Morgan Stanley & Co. LLC, as representatives to the several underwriters named therein (incorporated by reference to Exhibit 1.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 7, 2026).

## Signatures
- BLUHM NEIL: /s/ Kyle Sauers, Neil G. Bluhm, by Kyle Sauers, attorney-in-fact (05/07/2026)
- NGB 2016 REVOCABLE TRUST: /s/ Kyle Sauers, Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact (05/07/2026)
- NGB 2013 Grandchildren's Dynasty Trust: /s/ Kyle Sauers, Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact (05/07/2026)
- Rush Street Interactive GP, LLC: /s/ Kyle Sauers, Attorney-in-fact (05/07/2026)
- Richard Schwartz: /s/ Kyle Sauers, Richard T. Schwartz, by Kyle Sauers, attorney-in-fact (05/07/2026)